Attunity Ltd
                                Einstein Building
                        Tirat Carmel, Haifa 39101, Israel

                                 August 16, 2004

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

             Re:   Attunity Ltd.
                   Registration Statement on Form F-3
                   (File No. 333-12450)
                   Request for Withdrawal
                   ----------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Attunity Ltd. (the "Company") hereby makes application to withdraw its Registration Statement on Form F-3, File Number 333-12450 (the "Registration Statement"), relating to the offering of 325,000 ordinary shares (the "Ordinary Shares") of the Company, par value NIS.1 per share.

         Of the 325,000 ordinary shares subject to the Registration Statement, 300,000 ordinary shares were issued in connection with our acquisition of a 19.9% interest in VisOpt B.V. and our acquisition of Medatech Information Technology Ltd. and 25,000 ordinary shares were issuable upon the exercise of warrants issued in connection with financial consulting services provided to us. The warrants have been exercised and all the shares sold.

         Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

         Should you have any questions regarding this matter, please call our attorney, Steven J. Glusband of Carter Ledyard & Milburn LLP, at (212) 238-8605.

                                          Sincerely,
                                          Attunity Ltd


                                          By: /s/Ofer Segev
                                              -------------
                                              Ofer Segev
                                              Chief Financial Officer
cc: Steven J. Glusband, Esq.